Product supplement B	Registration Statement No. 333-137902
To prospectus dated October 10, 2006 and	Dated October 10, 2006
prospectus supplement dated November 13, 2006	Securities Act of 1933, Rule 424(b)(2)

Deutsche Bank AG

Performance Securities Linked to an Index Basket

General

•    Deutsche Bank AG may offer and sell notes linked to an index basket from time to time. This product supplement describes terms that will apply generally to the notes and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

•    The notes are the senior unsecured obligations of Deutsche Bank AG.

•    Payment on the notes is linked to an underlying index basket as described below.

•    For important information about tax consequences, see “Certain U.S. Federal Income Tax Consequences” in this product supplement.

•    The notes will be issued in denominations of $10.00 and integral multiples thereof, unless otherwise specified in the relevant pricing supplement. Minimum investment amounts will be specified in the relevant pricing supplement.

•    Investing in the notes is not equivalent to investing in the index basket, its components or the component stocks underlying the indices.

•    The notes will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” in this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

December 1, 2006

SUM MARY TERMS

Basket

The underlying index basket designated in the relevant pricing supplement (the “Basket”) accompanying this product supplement. The individual index components of the Basket (each, a “Basket Index”) and the relevant weighting of each Basket Index will be set forth in the relevant pricing supplement.

Payment at Maturity

The payment you will receive at maturity is based on the value of the Basket Ending Level relative to the Basket Starting Level (or the Strike Level, if applicable) and the Protection Percentage, which will be a reduction from the Basket Starting Level expressed as a positive percentage. The Protection Percentage will be set forth in the relevant pricing supplement.

If the Basket Ending Level is greater than the Basket Starting Level (or the Strike Level, if applicable), you will receive a cash payment per $10.00 note principal amount that provides you with a return on your investment equal to the Basket Return multiplied by the Participation Rate. Your final payment per $10.00 note principal amount will be calculated as follows:

$10.00 + ($10.00 x Basket Return x Participation Rate)

If the Basket Ending Level is equal to the Basket Starting Level (or the Strike Level, if applicable), you will receive a cash payment of $10.00 per $10.00 note principal amount.

Your principal is protected against a decline in the Basket up to the Protection Percentage. If the Basket Ending Level declines from the Basket Starting Level (or the Strike Level, if applicable) and such decline is equal to or less than the Protection Percentage, you will receive the principal amount of your notes at maturity.

Your investment will be exposed to any decline in the Basket beyond the Protection Percentage. If the Basket Ending Level declines from the Basket Starting Level (or the Strike Level, if applicable) by more than the Protection Percentage, for every 1% decline of the Basket beyond the Protection Percentage, you will lose an amount equal to 1% of the principal amount of your notes, and your final payment per $10.00 note principal amount will be calculated, unless otherwise specified in the relevant pricing supplement, as follows:

$10.00 + ($10.00 x (Basket Return + Protection Percentage))

You will lose some of your investment at maturity if the Basket Ending Level declines from the Basket Starting Level (or the Strike Level, if applicable) by more than the Protection Percentage.

Other Terms	In each case if applicable, the “Protection Percentage” and “Participation Rate” will be specified in the relevant pricing supplement.

Basket Return	Unless otherwise specified in the relevant pricing supplement:

Basket Ending Level – Basket Starting Level (or Strike Level, if applicable)
Basket Starting Level (or Strike Level, if applicable)

Basket Starting Level	100, or such other level as specified in the relevant pricing supplement.

Basket Ending Level	The level of the Basket calculated as specified in the relevant pricing supplement.

Strike Level

The relevant pricing supplement may specify a Basket level other than the Basket Starting Level to be used for calculating the Basket Return and the amount payable at maturity, if any. For example, the relevant pricing supplement may specify that a Strike Level, equal to 95% of the Basket Starting Level, shall be used to calculate the Basket Return.

Basket Valuation Date(s)

The Basket Ending Level will be calculated on a single date which we refer to as the Final Valuation Date, or on several dates, each of which we refer to as an Averaging Date, as specified in the relevant pricing supplement. We refer to such dates generally as Basket Valuation Dates in this product supplement. Any Basket Valuation Date is subject to postponement in the event of certain market disruption events and as described under “Description of Notes – Payment at Maturity.”

Maturity Date

As specified in the relevant pricing supplement. The Maturity Date of the notes is subject to postponement in the event of certain market disruption events and as described under “Description of Notes – Payment at Maturity.”

TABLE OF CONT ENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, “we,” “us” and “our” refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The term “note” refers to each $10.00 principal amount of our Performance Securities Linked to an Index Basket.

General

The notes are senior unsecured obligations of Deutsche Bank AG that are linked to an underlying Basket. The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

The notes do not pay interest and do not guarantee any return of principal at, or prior to, maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Basket calculated in accordance with the formula set forth below and whether the notes have a Strike Level and/or partial principal protection.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our unsecured and unsubordinated obligations and will rank pari passu with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $10.00 and integral multiples thereof, unless otherwise specified in the relevant pricing supplement. The principal amount and issue price of each note is $10.00, unless otherwise specified in the relevant pricing supplement. The notes will be represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under “Description of Notes—Form, Legal Ownership and Denomination of Notes” in the prospectus supplement and “Forms of Securities—Global Securities” in the prospectus.

The specific terms of the notes will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement shall control.

Payment at Maturity

The Maturity Date for the notes will be set forth in the relevant pricing supplement and is subject to adjustment if such day is not a business day or if the Final Valuation Date is postponed as described below. We will also specify whether or not the notes have partial principal protection and the amount of any Protection Percentage in the relevant pricing supplement.

The amount you will receive at maturity is based on the value of the Basket Ending Level relative to the Basket Starting Level (or Strike Level, if applicable) and the Protection Percentage.

•	If the Basket Ending Level is greater than the Basket Starting Level (or Strike Level, if applicable), you will receive a cash payment per $10.00 note principal amount that provides you with a return on your investment equal to the Basket Return multiplied by the Participation Rate. Your final payment per $10.00 note principal amount will be calculated as follows:

$10.00 + ($10.00 x Basket Return x Participation Rate)

•	If the Basket Ending Level is equal to the Basket Starting Level (or Strike Level, if applicable), you will receive a cash payment of $10.00 per $10.00 note principal amount.

•	Your principal is protected against a decline in the Basket up to the Protection Percentage. If the Basket Ending Level declines from the Basket Starting Level (or Strike Level, if applicable) and such decline is equal to or less than the Protection Percentage, you will receive the principal amount of your notes at maturity.

•	Your investment will be exposed to any decline in the Basket beyond the Protection Percentage. If the Basket Ending Level declines by more than the Protection Percentage, for every 1% decline of the Basket beyond the Protection Percentage, you will lose an amount equal to 1% of the principal amount of your notes, and your final payment per $10.00 note principal amount will be calculated, unless otherwise specified in the relevant pricing supplement, as follows:

$10.00 + ($10.00 x (Basket Return + Protection Percentage))

You will lose some of your investment at maturity if the Basket Ending Level declines from the Basket Starting Level (or Strike Level, if applicable) by more than the Protection Percentage.

Unless otherwise specified in the relevant pricing supplement, the “Basket Return,” as calculated by the calculation agent, is the percentage change in the closing level of the Basket calculated by comparing the Basket closing level on the Final Valuation Date, or the arithmetic average of the Basket closing levels on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement (the “Basket Ending Level”), to the Basket closing level on the pricing date (the “Basket Starting Level”) or to a percentage of the Basket Starting Level (the “Strike Level”). The relevant pricing supplement will specify the Basket Starting Level and the manner in which the Basket Ending Level is determined. The Basket Return, unless otherwise specified in the relevant pricing supplement, is calculated as follows:

Basket Return =	Basket Ending Level – Basket Starting Level (or Strike Level, if applicable)
Basket Starting Level (or Strike Level, if applicable)

In each case, if applicable, the “Protection Percentage” and “Participation Rate” will be an amount set forth in the relevant pricing supplement.

The “Basket closing level” on any trading day will be based on the return of each of the indices included in the Basket (the “Basket Indices”), weighted according to its respective weight in the Basket, as set forth in the relevant pricing supplement.

A “trading day” is, unless otherwise specified in the relevant pricing supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchanges for the Basket.

The “relevant exchange” is, unless otherwise specified in the relevant pricing supplement, the primary organized exchange or market of trading for any of the Basket Indices, any component stock underlying any of the Basket Indices or any futures or options contract related to the Basket Indices, as applicable.

The Basket Valuation Date(s), which will be either a single date, which we refer to as the Final Valuation Date, or several dates, each of which we refer to as an Averaging Date, will be specified in the relevant pricing supplement and any such date is subject to adjustment as described below. If a Basket Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Basket Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or is continuing; provided, that the Basket closing level for a Basket Valuation Date will not be determined on a date later than the tenth scheduled trading day after the Final Valuation Date, and if such day is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the Basket closing level for the Basket Valuation Date on such date in accordance with the formula for and method of calculating the Basket closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent’s good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled trading day of each component stock most recently underlying the relevant Basket Index.

The Maturity Date will be set forth in the relevant pricing supplement. If the scheduled Maturity Date (as specified in the relevant pricing supplement) is not a business day, then the Maturity Date will be the next succeeding business day following such scheduled Maturity Date. If, due to a market disruption event or otherwise, the Final Valuation Date is postponed so that it falls on a day that is less than three business days prior to the scheduled Maturity Date, the Maturity Date will be the third business day following such Final Valuation Date, as postponed, unless otherwise specified in the relevant pricing supplement. We describe market disruption events in the relevant pricing supplement.

We will irrevocably deposit with The Depository Trust Company (“DTC”) no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A “business day” is, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes do not pay interest or guarantee any return of principal at, or prior to, maturity. Investing in the notes is not equivalent to investing directly in the Basket or any of the component stocks underlying the Basket Indices. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the notes is suitable for you.

The notes do not pay interest or guarantee the return of your investment.

The notes do not pay interest and may not return any of your investment. The amount payable at maturity will be determined pursuant to the terms described in this product supplement and the relevant pricing supplement. You will lose some of your investment at maturity if the Basket Ending Level declines from the Basket Starting Level (or the Strike Level, if applicable) by more than the Protection Percentage. The relevant pricing supplement will specify whether the notes have a Strike Level.

Your return on the notes, if any, generally will not reflect dividends on the common stocks of the companies underlying the relevant Basket Indices.

Your return on the notes, if any, will not reflect the return you would realize if you actually owned the common stocks of the companies included in the relevant Basket Indices and received the dividends paid on those stocks. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Basket Ending Level. The Basket Ending Level reflects the prices of the common stocks as calculated in the relevant Basket Indices without taking into consideration the value of dividends paid on those stocks.

There are certain indices, generally referred to as total return indices, that include dividend distributions in the return of the index. If the index is described as a total return index with 100% dividend reinvestment, the distributions paid on the securities or other assets included in the index are deemed to be reinvested in the index, so that the index level would include such distributions.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The Basket Ending Level may be less than the Basket closing level on the Maturity Date of the notes or at other times during the term of the notes.

Because the Basket Ending Level may be calculated based on the Basket closing level on one or more Basket Valuation Dates near the end of the term of the notes, the Basket closing level on the Maturity Date or at other times during the term of the notes, including dates near the Basket Valuation Date(s), could be higher than the Basket Ending Level. This difference could be particularly large if there is a significant increase in the level of the Basket after the Final Valuation Date, if there is a significant decrease in the level of the Basket around the time of the Basket Valuation Date(s) or if there is significant volatility in the Basket closing level during the term of the notes (especially on dates near the Basket Valuation Date(s)). For example, when the Basket Valuation Date for the notes is near the end of the term of the notes, if the Basket closing levels increase or remain relatively constant during the initial term of the notes and then decrease below the Basket Starting Level (or Strike Level, if applicable), the Basket Ending Level may be significantly less than if it were calculated on a date earlier than the Basket Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in the Basket Indices, the component stocks underlying the Basket Indices or contracts relating to the Basket Indices for which there is an active secondary market. Even if the level of the Basket increases during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the level of each Basket Index to increase while the market value of the notes declines.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Basket has appreciated since the pricing date. The potential returns described in the relevant pricing supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

The Basket Indices may not be equally weighted.

Your notes will be linked to a Basket composed of more than one index, each of which may have a different weight in determining the value of the Basket, depending on the index weightings specified in the relevant pricing supplement. For example, for a Basket composed of four indices, the relevant pricing supplement may specify that the weighting of the four indices will be as follows: 18%, 20%, 33%, and 29%. One consequence of such an unequal weighting of the Basket Indices is that the same percentage change in two of the Basket Indices may have a different effect on the Basket closing level.

Changes in the value of the Basket Indices may offset each other.

Price movements in the Basket Indices may not correlate with each other. At a time when the value of some of the Basket Indices increases, the value of other Basket Indices may not increase as much or may decline. Therefore, in calculating the Basket Ending Level, increases in the value of some of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Indices. For example, for an equally weighted Basket composed of two indices, a 10% appreciation in one index on any Basket Valuation Date would be completely offset by a 10% decline in the other index on such Basket Valuation Date. Similarly, for a Basket composed of four unequally weighted indices, 8% depreciation in an Index that comprises  1/2 of the Basket outweighs a 5% appreciation in each of the remaining Basket Indices comprising  1/6 of the Basket each.

The Basket Return for the notes will not be adjusted for changes in exchange rates related to the U.S. dollar that might affect any of the Basket Indices whose underlying stocks are traded in currencies other than the U.S. dollar.

Although the component stocks underlying one or more of the Basket Indices may be traded in, or their closing prices may be converted into, currencies other than U.S. dollars, the notes, which are linked to the Basket Indices, are denominated in U.S. dollars, and the amount payable on the notes at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and any of the currencies in which the component stocks underlying any such Basket Indices are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Basket Return for the notes. The amount we pay in respect of the notes on the maturity date will be determined solely in accordance with the procedures described in “Description of Notes—Payment at Maturity.”

The notes may be subject to currency exchange risk.

Because the prices of the component stocks underlying one or more of the Basket Indices may be converted into U.S. dollars or a currency other than U.S. dollars for the purposes of calculating the value of such index or indices, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in any such index or indices. An investor’s net exposure will depend on the extent to which the currencies of the component stocks underlying any such index or indices strengthen or weaken against the U.S. dollar or such other currency. If, taking into account such weighting, the U.S. dollar or such other currency strengthens against the respective component currencies, the value of the applicable Basket index may be adversely affected, and the payment at maturity of the notes may be reduced.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments; and

•	the extent of governmental surpluses or deficits in the component countries and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the levels of the Basket Indices on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the levels of the Basket Indices. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility in the Basket Indices;

•	the time to maturity of the notes;

•	the market price and dividend rate on the component stocks underlying the Basket Indices;

•	interest and yield rates in the market generally and in the markets of the component stocks underlying the Basket Indices;

•	economic, financial, political, regulatory or judicial events that affect the component stocks underlying the Basket Indices or stock markets generally and which may affect the Basket closing level on any Basket Valuation Date;

•	the exchange rate and the volatility of the exchange rate of the U.S. dollar and any other currencies relevant to the Basket Indices;

•	supply and demand for the notes; and

•	our creditworthiness, including actual and anticipated downgrades in our credit ratings.

No one can predict the future performance of the Basket based on its historical performance. The value of the Basket may decrease such that you may not receive any return of your investment. If the Basket Ending Level declines compared to the Basket Starting Level by more than the Protection Percentage, you will lose some of your investment at maturity.

The inclusion in the original issue price of each agent’s commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in the relevant pricing supplement, the original issue price of the notes includes each agent’s commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates, as a result of such compensation or other transaction costs.

The sponsors of the Basket Indices may adjust the relevant Basket Indices in ways that affect their levels, and the sponsors have no obligation to consider your interests.

The sponsors of the Basket Indices (the “Sponsors”) are responsible for calculating and maintaining the relevant Basket Indices. The Sponsors can add, delete or substitute the component stocks underlying the relevant Basket Indices or make other methodological changes that could change the level of the relevant Basket Indices. You should realize that the changing of companies included in the Basket Indices may affect such indices as a newly added company may perform significantly better or worse than the company it replaces. Additionally, the Sponsors may alter, discontinue or suspend calculation or dissemination of the Basket Indices. Any of these actions could adversely affect the value of the notes. The Sponsors have no obligation to consider your interests in calculating or revising the Basket Indices.

We do not control the Index or the component stocks underlying the Basket Indices.

Except as we may otherwise describe in the relevant pricing supplement, we may not be affiliated with any of the companies whose stocks are included in the Basket Indices. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the component stocks underlying the Basket Indices or your notes. None of the money you pay us will go to the Sponsors or any of the companies included in the Basket Indices, and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

You will not have voting rights or rights to receive dividends.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the component stocks underlying the Basket Indices would have.

We or our affiliates may have adverse economic interests to the holders of the notes.

Deutsche Bank AG and other affiliates of ours trade the component stocks underlying the Basket Indices and other financial instruments related to the Basket Indices and their component stocks on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Basket Indices. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the levels of the Basket Indices and, accordingly, could affect the value of the notes and the amount payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies whose stocks are included in a Basket Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies whose stocks are included in a Basket Index. Any prospective purchaser of notes should undertake such independent investigation of each company whose stock is included in the Basket Indices as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the levels of the Basket Indices or the component stocks underlying the Basket Indices. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

Although they are not expected to, these hedging activities may adversely affect the market price of the component stocks underlying one or more of the Basket Indices and the levels of one or more of the Basket Indices and, therefore, the market value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Basket Starting Level, the Basket Ending Level, the Index closing levels, the Basket Return and the amount, if any, that we will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether a Basket Index has been discontinued and whether there has been a material change in the method of calculation of a Basket Index. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where Deutsche Bank AG, London Branch as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Basket Return on any Basket Valuation Date and calculating the amount that we are required to pay you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Basket Valuation Dates and the Maturity Date will be postponed and your return will be adversely affected.

Holdings of the notes by our affiliates and future sales may affect the price of the notes.

Certain of our affiliates may purchase for investment certain of the notes. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

The U.S. tax consequences of an investment in a note are unclear.

There is no direct legal authority regarding the proper U.S. tax treatment of a note, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of a note. Consequently, significant aspects of the tax treatment of a note are uncertain and no assurance can be given that the IRS or the courts will agree with the characterization described herein. If the IRS were successful in asserting an alternative characterization for a note, the timing and character of income on a note might differ from the description herein. You should consult your own tax advisor regarding the U.S. federal income tax consequences of an investment in a note (including alternative characterizations and treatments of a note) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of this product supplement called “Certain U.S. Federal Income Tax Consequences.”

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes to holders who purchase the notes at the “issue price” and will hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly on a retroactive basis. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor’s particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a note as a part of a hedging transaction, straddle, conversion or integrated transaction, or a United States holder (as defined below) who has a “functional currency” other than the U.S. dollar.

In addition, in the case of an Index Basket containing one or more indices comprising the stock of one or more entities, we will not attempt to ascertain whether any of such entities would be treated as a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Code or as a “U.S. real property holding corporation” (a “USRPHC”) within the meaning of Section 897 of the Code. If one or more of such entities were so treated, certain adverse U.S. federal income tax consequences might apply, to a United States holder in the case of a PFIC and to a non-United States holder in the case of a USRPHC, upon the sale, exchange or retirement of a note. You should refer to information filed with the SEC by such entities and consult your tax advisor regarding the possible consequences to you if any of such entities is or becomes a PFIC or a USRPHC.

Tax Characterization of the Notes

Except as otherwise provided in the relevant pricing supplement, a note should be treated for U.S. federal income tax purposes as a prepaid financial contract for U.S. federal income tax purposes. Due to the absence of authorities that directly address instruments that are similar to a note, significant aspects of the U.S. federal income tax consequences of an investment in a note are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization described herein. Accordingly, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of an investment in a note (including the tax consequences that would arise under the alternative characterizations and treatments described below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the above characterization is respected.

Tax Consequences to United States Holders

The following discussion applies to “United States holders” of the notes. You are a “United States holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Except as otherwise provided in the relevant pricing supplement and assuming that the characterization of the notes described above is respected, the following are the U.S. federal income tax consequences of the ownership and disposition of the notes.

Tax Treatment Prior to Maturity. You should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange, as described below.

Sale, Exchange or Retirement of a Note. Upon a sale or exchange of a note prior to its maturity date or upon the receipt of the cash payment in retirement of a note at maturity, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the Note so sold, exchanged or retired. Your tax basis in the note should equal the amount you paid to acquire such note. Such gain or loss should be capital gain or loss and should be long-term capital gain or loss if you have held your note for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in a Note. Due to the absence of authorities that directly address the proper characterization of a note, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. Alternative U.S. federal income tax characterizations or treatments of the notes are possible, which, if applied, could affect the timing and character of the income or loss with respect to a note. It is possible, for example, that the IRS would treat a note as a debt instrument issued by us. In that event, notes having a term from issue to maturity (including the last possible date that the notes could be outstanding) would be governed by Treasury Regulations relating to the taxation of contingent payment debt instruments. Under such treatment, even if you are a cash method taxpayer, in each year that you held a note you would be required to accrue into income “original issue discount” based on our comparable yield for similar noncontingent debt, determined at the time of issuance of the notes, even though no corresponding cash would be received on the notes. In addition, any gain on the sale, exchange or retirement of the notes would generally be treated as ordinary income, and any loss would be treated as an ordinary loss to the extent of a holder’s prior accruals of original issue discount, and as a capital loss thereafter. Other characterizations also are possible. You should consult your own tax advisor regarding the U.S. federal income tax consequences of an investment in a note.

Tax Consequences to Non-United States Holders

The following discussion applies to you only if you are a non-United States holder of a note. You are a “non-United States holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a note that is: (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a foreign estate or trust. You are not a non-United States holder if you are an individual present in the United States for 183 days or more in the taxable year of disposition. Such a holder should consult his or her own tax advisor regarding the U.S. federal income tax consequences of the disposition of a note.

Sale, Exchange or Retirement of a Note. Gain from the sale or exchange of a note prior to its maturity date or upon the receipt of the cash payment in retirement of such note at maturity should not be subject to U.S. federal income or withholding tax unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Tax Consequences under Possible Alternative Characterizations. If the notes were characterized as indebtedness, any payments or accruals made or deemed to be made nonetheless would not be subject to U.S. withholding tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable documentation requirements; and (ii) any gain realized on a sale, exchange or retirement of the notes is not effectively connected with your conduct of a trade or business in the United States.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and if payments on the notes are effectively connected with the conduct of that trade or business, you generally will be taxed in the same manner as a United States holder. If the preceding sentence applies to you, then in order to claim an exemption from withholding tax, you will be required to provide a properly executed IRS Form W-8ECI in lieu of IRS Form W-8BEN. If this paragraph applies to you, you are urged to consult your own tax advisor with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax.

Backup Withholding and Information Reporting

The cash proceeds received from a sale, exchange or retirement of the notes will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a United States holder) or meet certain other conditions. If you are a non-United States holder and you comply with the identification procedures described in the preceding section, you generally will not be subject to backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes as more particularly described in “Use of Proceeds” in the accompanying prospectus. The original issue price of the notes includes each agent’s commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the notes which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Basket Indices, the component stocks underlying the Basket Indices, or instruments whose value is derived from the Basket Indices or their underlying stocks. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially increase the level of the Basket Indices as well as the Basket Starting Level, and therefore effectively establish a higher level that the Basket must achieve for you to obtain a return on your investment or avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Basket Indices, the component stocks underlying the Basket Indices, or instruments whose value is derived from the Basket Indices or their underlying stocks. Although we have no reason to believe that any of these activities will have a material impact on the levels of the Basket Indices or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE UNDERLYING INDICES

The underlying Basket Indices to which payment on the notes will be linked, along with the method of calculating payments on the notes in the event that one or more of the underlying Basket Indices is discontinued and applicable market disruption events, will be described in the relevant pricing supplement.

TERMS OF NOTES

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Basket Starting Level, the Strike Level, if applicable, the Basket Ending Level, the Basket Return and the payment at maturity, if any, on the notes. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of any of the Basket Indices and whether there has been a material change in the method of calculating any of the Basket Indices. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the Basket Starting Level, the Basket Ending Level, the Basket Return or any index closing level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per $10.00 note principal amount at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading “Description of Debt Securities—Events of Default” in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $10.00 note principal amount upon any acceleration of the notes shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per $10.00 note principal amount as described under the caption “Description of Notes—Payment at Maturity,” calculated as if the date of acceleration were the Final Valuation Date. If the notes have more than one Basket Valuation Date, then the business days immediately preceding the date of acceleration (in such number equal to the number of Basket Valuation Dates in excess of one) shall be the corresponding Basket Valuation Dates.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading “Description of Debt Securities—Modification of the Indenture” in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Discharge and Defeasance” are not applicable to the notes, unless otherwise specified in the relevant pricing supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance—The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings “Description of Notes—Form, Legal Ownership and Denomination of Notes.”

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas (“DBTCA”) in The City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements to be entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. (“DBSI”) and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each, an “Agent” and, collectively with DBSI and DBTCA, the “Agents”), each Agent participating in an offering of notes has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees, in the amount set forth on the cover page of the relevant pricing supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm’s underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.